Filed by Motor Cargo Industries, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Motor Cargo Industries, Inc.
                                              Commission File No. 000-23341

         On October 15, 2001, Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), Union Pacific Corporation, a Utah corporation ("Union Pacific"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Union Pacific, entered into an Agreement and Plan of Merger (the "Agreement").

         Attached and incorporated herein by reference in their entirety as Exhibits 1 through 3 are copies of (1) a letter, dated October 15, 2001, addressed to employees of Motor Cargo announcing Union Pacific's plan to acquire Motor Cargo, (2) a letter, dated October 15, 2001, addressed to customers of Motor Cargo announcing Union Pacific's plan to acquire Motor Cargo and (3) a list of questions and answers regarding Union Pacific's plan to acquire Motor Cargo and other information.

                                   * * *

                ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents, when available, in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, to be filed by Motor Cargo. Such documents will contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention:
Investor Relations, Telephone: 801-299-5294.



                               EXHIBIT INDEX


Exhibit No.                Description

      1 Letter, dated October 15, 2001, addressed to employees of Motor Cargo announcing Union Pacific's plan to acquire Motor Cargo.

      2 Letter, dated October 15, 2001, addressed to customers of Motor Cargo announcing Union Pacific's plan to acquire Motor Cargo.

      3 Questions and Answers regarding Union Pacific's plan to acquire Motor Cargo.



                                                                  Exhibit 1


                                MOTOR CARGO


Hal Tate
Chairman
                              October 15, 2001


Dear Fellow Employee:

         Today Overnite Holding, Inc. ("Overnite"), the parent of Overnite Transportation, has announced a definitive agreement to acquire Motor Cargo. We expect this acquisition to be completed by the end of the year.

         Overnite has been aware for some time that the fastest growing market in the less-than truckload industry involves regional companies that can provide excellent one- and two-day service. Over the past few years, through its Overnite Advantage programs, Overnite Transportation has offered and provided excellent service in one- and two-day lanes in the Northeast, Mid-Atlantic, Southeast, Midwest and Central markets in the United States. One gap in its regional network has been the West, where it has experienced difficulty in establishing the base density necessary to provide profitable regional service, other than between the major cities.

         In the western part of the United States, Overnite Transportation is known mainly as an excellent long-haul alternative to the large national carriers. Overnite Transportation intends to continue to provide this excellent long-haul service to and from the western part of the United States, as well as its existing regional service in the West.

         Overnite's acquisition of Motor Cargo makes the Overnite family of companies immediately competitive in the western regional marketplace as well. As you know, Motor Cargo is an excellent company with a reputation for superb regional service and profitability.

         Overnite has no plans to merge Motor Cargo into Overnite Transportation. If the two companies were to merge, Motor Cargo's regional identity might be lost as well as the regional business that has made Motor Cargo successful. At the same time, we do plan to grow the existing partnership between the two companies. As partners, the companies will each offer through billing and through tracing to customers that Overnite Transportation doesn't serve directly in the West and that Motor Cargo doesn't serve in the other parts of the United States. We expect the partnership between Overnite Transportation and Motor Cargo will lead to growth for both companies.

         We want to emphasize again that Overnite Transportation and Motor Cargo will each be operated entirely separately from one another and each will maintain its own corporate identity. As a result, there may be minor competition between the two companies, but the benefits of the transaction to each company will overshadow any negatives.

         There are no plans to merge any of the operating facilities or operating employees of Overnite Transportation and Motor Cargo. Over time, there may be some efficiencies from combining administrative functions, but again, there are no plans at all to merge operating facilities. The primary objective of the transaction is to facilitate the growing of business and profitability at both companies and thus to provide additional job security for the employees of each company.

         We are very excited about this transaction. Leo Suggs, the Chief Executive Officer of Overnite, and I plan to visit as many Motor Cargo facilities as possible in the near future. We look forward to visiting with Motor Cargo employees.

Sincerely,

/s/ Hal Tate

Hal Tate



                                                                  Exhibit 2

October 15, 2001


Dear Valued Customer:


Today Overnite Holding, a subsidiary of Union Pacific Corporation of Omaha, Nebraska and the parent of Overnite Transportation Company of Richmond, Virginia, announced a definitive agreement to acquire Motor Cargo
Industries, Inc. We expect this acquisition to be completed by the end of the year.

Overnite has been aware for some time that the fastest growing markets in the LTL industry are the regional markets where excellent one- and two-day service is needed. This has been the strategy behind its Overnite Advantage products. Overnite is providing excellent one-day and two-day service in the Northeast, Southeast, Midwest and Central markets with full state coverage in thirty-two eastern states. Motor Cargo does the same in the ten western states we serve.

Our two companies will complement each other and provide you with comprehensive service and coverage to meet all your LTL needs. The philosophies of the two companies are the same. Each has the strong commitment of our employees to provide consistent and reliable service to our customers. This has been proven with each company showing strong growth and profitability despite a weak economy.

Recently, Motor Cargo became Overnite's interline partner in the West. We will continue that relationship and strengthen the partnership by offering through billing and through tracing to customers that Overnite doesn't serve directly in the West and that Motor Cargo doesn't service in other parts of the US.

There are no plans to merge Motor Cargo into Overnite. Each company will be operated entirely separately from one another as subsidiaries of Overnite Holding and each will maintain its own corporate identity. Over time, the parent believes it may achieve efficiencies by combining some administrative functions of Overnite and Motor Cargo.

We are very pleased and excited about the transaction. If you have any questions, please contact your Motor Cargo Account Manager.



Sincerely,

/s/



                                                                  Exhibit 3

                       Overnite/Motor Cargo Questions


Q.   What is the corporate structure of the new companies?

A. There will be a parent company which will be a subsidiary company of Union Pacific. This company will be the parent company of Overnite Transportation of Richmond, VA and Motor Cargo Industries, Inc. of Salt Lake City, UT.

Q. Now that Overnite has an agreement to purchase Motor Cargo, if a customer has interline pricing, will we now protect their direct pricing?

A. No. Overnite's partnership with Motor Cargo remains the same as it is today. Motor Cargo is still an interline company for points Overnite does not currently serve direct in the West. Interline pricing will still apply.

Q. Both Overnite and Motor Cargo both provide direct service between Los Angeles and Salt Lake City. Will either company discontinue their service in these and other competing western markets?

A. No. We do not plan to merge any operations. Each company will remain separate. We will continue to compete with each other within similar markets in the West. Each carrier has their loyal customers and both provide excellent service.

Q. If the operations are going to be kept separate, why did Overnite purchase Motor Cargo?

A. This is the best way for Overnite to participate in the regional market within the West. The principle of keeping the operations separate is similar to the operating strategies of Con-Way, FDX (American & Viking), and US Freightways. This gives focus on the regional market and extends coverage to points neither carrier serves direct. It should provide growth for both Overnite and Motor Cargo without the operational risk that has plagued past motor carrier mergers.

Q.   How will we market this new relationship?

A. While each company will remain a separate entity, we will partner in our marketing to show the strengths and advantages of both companies and how we will complement one another. Overnite has long been considered a strong regional and inter-regional carrier in the East and while it has a regional presence in the West, many of Overnite's customers see it as primarily a long-haul carrier to and from the West. Motor Cargo is a strong regional carrier in the West with more comprehensive service coverage within the West. Motor Cargo now has a partner to offer their regional customers service to and from the rest of the US and Overnite has a partner to offer expanded service to and from the West.

Q.   How will our customers benefit from this acquisition?

A. The two companies will partner to make the transportation as seamless as possible. The plan will be for customers to receive one invoice, be able to track and trace shipments and a host of other information about their shipments.

Q. We understand that some administrative functions may be combined. What does this entail?

A. Over time, the parent company may, where it makes sense, consolidate some administrative functions to enhance efficiency of each subsidiary in areas such as accounting, tax preparation, benefit administration and the like. However, the officers, operations and labor relations of each subsidiary will be separate.